Mail Stop 3561

February 26, 2009

Sam L. Susser
Chief Executive Officer
Susser Holdings Corporation
4433 Baldwin Boulevard
Corpus Christ, Texas 78408

> **Re:** **Susser Holdings Corporation**
> **Form 10-K for Fiscal Year Ended December 30, 2007**
> **Filed March 14, 2008**
> **Forms 10-Q for Periods Ended March 30, June 29, and**
> **September 28, 2008**
> **Filed May 9, August 8, and November 7, 2008**
> **File No. 1-33084**

Dear Mr. Susser:

We have completed our review of your Form 10-K and related filings and have no further comment at this time.

Sincerely,

H. Christopher Owings
Assistant Director